O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  swolosky@OLSHANLAW.COM
DIRECT DIAL:  212.451.2333

March 25, 2016

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Asta Funding, Inc. (the “Company”)
Schedule TO-C filed March 15, 2016
Schedule TO-T filed on March 22, 2016
Filed by The Mangrove Partners Master Fund Ltd.
and MPF InvestCo 4, LLC File No. 5-44713

Dear Ms. Chalk:

We acknowledge receipt of the letter of comment dated March 22, 2016 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with The Mangrove Partners Master Fund Ltd. and MPF InvestCo 4, LLC (collectively, “Mangrove”) and provide the following response on its behalf.  Our responses are numbered to correspond to your comments.

Schedule TO-T - Item 10. Financial Statements

1.
It appears that financial statements for the bidders may be material in the context of this Offer, given that bidders currently own approximately 17% of the Company’s Shares and will own 42.2% of the Shares if this Offer is fully subscribed. We further note that this Offer is outside the “safe harbor” provided in Instruction 2 to Item 10 of Schedule TO, since this is a partial offer and bidders are not reporting companies under the Exchange Act. In addition, bidders filed their first Schedule 13D with respect to their ownership in the Company on March 2, 2016 and do not appear to be otherwise affiliated with the target company, such that target shareholders would already have access to information about bidders and their affiliates. Please provide the financial statement disclosure required by Item 10 of Schedule TO or explain in your response letter how you determined that such requirement is inapplicable here. We may have further comments.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

As the Staff accurately states other than with respect to its ownership in the Company, Mangrove is not affiliated with the Company, additionally, as further described in Question 2 below, Mangrove is not an “Affiliate” of the Company.  Although, as the Staff notes, Mangrove first filed a Schedule 13D on March 2, 2016, shareholders of the Company have had information with respect to Mangrove and its affiliates dating back to June 12, 2013 when it first filed a Schedule 13G with respect to its ownership of the Company, and its four Schedule 13G amendments thereafter.

Item 10 of Schedule TO requires that financial statements be furnished pursuant to Item 1010(a) and (b) of Regulation M−A for a tender offer if the offeror’s financial condition is material to a security holder’s decision whether to sell, tender or hold the securities that are the subject of the tender offer.

For the reasons set forth below, we respectfully submit that financial information for Mangrove is not material to a shareholder’s decision whether to sell, tender or hold the securities that are the subject of the Offer. While we acknowledge that the safe harbor set forth in Instruction 2 to Item 10 of Schedule TO is unavailable, we respectfully submit that Instruction 2 to Item 10 of Schedule TO does not state that financial statements must be disclosed in all cases other than those covered by Instruction 2. Rather, Instruction 1 of Item 10 states that “[t]he facts and circumstances of a tender offer, particularly the terms of the tender offer, may influence a determination as to whether financial statements are material, and thus required to be disclosed.”

In the Regulation M−A adopting release (Release No. 33−7760, 34−42055; Oct. 26, 1999) (the “M−A Release”), the SEC stated that generally there are several factors (which are not exclusive) that should be considered in determining whether financial statements of the bidder are material: (1) the terms of the tender offer, particularly the terms concerning the amount of securities sought; (2) whether the purpose of the tender offer is for control of the subject company; (3) the plans or proposals of the bidder; and (4) the ability of the bidder to pay for the securities sought in the tender offer and/or to repay any loans made by the bidder or its affiliates in connection with the tender offer or otherwise. Moreover, Section G.2(a) of the M−A Release states that “security holders may need financial information for the bidder when an offer is subject to a financing condition so they can evaluate the terms of the offer, gauge the likelihood of the offer's success and make an informed investment decision.”

As stated on page 15 of the offer to purchase, under Item 12. Source and Amount of Funds, The Mangrove Partners Master Fund, Ltd. has committed to contribute all amounts necessary to fund the Offer.  As a result, shareholders are not receiving securities in Mangrove, there is no financing contingency and shareholders have had information with respect to Mangrove dating back to June 2013.  Additionally, Mangrove will not own a majority of the outstanding shares of common stock of the Company and will not gain any Board seats as a result of the Offer (See Response to Question 5).  Therefore, given these factors, Mangrove does not believe its financial statements or financial condition are material to a shareholder’s decision to sell, tender or hold their shares.

Possible Effects of the Offer on the Market for the Shares..., page 12

2.
We note your disclosure here that while it is not your intention, “the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act.” You similarly disclose in this section that the purchase of Shares in the Offer may result in them becoming delisted from the NASDAQ. We further note that if the Offer is fully subscribed, bidders and their affiliates will own 42.2% of the Shares. Please provide your analysis as to the applicability of Rule 13e-3 to the Offer, or file a Schedule 13E-3 and provide and disseminate all of the disclosure required by that Schedule. We may have further comments after reviewing your response.

Mangrove acknowledges the Staff’s comment and believes that Rule 13e-3 does not apply for multiple reasons, primarily that the Offer is not a transaction involving the Issuer or its Affiliates and is not a “Rule 13e-3 Transaction” as defined in Rule 13e-3(a)(3).

Rule 13e-3(a)(3) states, “A Rule 13e-3 transaction is any transaction or series of transactions involving one or more of the transactions described in paragraph (a)(3)(i) of this section which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of this section.”

The first reason why Rule 13e-3 does not apply to the Offer is that Rule 13e-3 applies only to any transaction or series of transactions involving one or more of the transactions described in paragraph (a)(3)(i) of this section, which consist solely of transactions by the issuer or an affiliate of the issuer.  Mangrove is neither the issuer nor an affiliate of the issuer.  As noted in Question 1 above the Staff makes the correct assertion that other than its share ownership Mangrove does not appear to be affiliated with the Company.  Despite its ownership percentage prior to the Offering being 17.4% of the Company’s common stock Mangrove is not an affiliate of the Company.  Although owning more than 10% of the Company makes Mangrove a presumed affiliate, it is a rebuttable presumption and in this case, Mangrove does not control, is not controlled by or under common control with the Company.  This is evidenced by Mangrove having no representatives on the Board of Directors, no representatives in management and Mangrove being unable to meet with any directors or management prior to the Company’s Annual Meeting.  If Mangrove was able to exert any form of control over the Company or its Board or management, it would have met with them as they stated their desire to do so in its initial Schedule 13D.  Additionally, the Company’s Board, which contains no Mangrove representatives have been entrenched in their positions for prolonged time period dating back to Mr. Stern’s appointment in July 1994 and the most recent appointment of Mr. Slackman in May 2002.  Also, significantly, the Company’s executive officers and directors own 21.8% of the Company’s common stock more than Mangrove’s current ownership of 17.4%, evidencing current Company directors and management exertion of control of the Company.

The second reason why Rule 13e-3 does not apply to the Offer is that the Offer does not have a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of this section.  The effects of paragraph (a)(3)(ii) consist of causing a class of equity securities to become eligible for deregistration under the Exchange Act or to cause the delisting under a national securities exchange.  With respect to the deregistration, our understanding based on the Company’s disclosure in Item 5 of its 10-K filed on December 14, 2015 is that it only has 15 shareholders of record, significantly below the 300 person limit, therefore its registration is already eligible to be terminated and the Offer will not have been the cause for it to drop below 300.  Mangrove included disclosure of the possibility of the Company’s common stock being delisted from Nasdaq as cautionary language to shareholders.  Based on the information obtained by Mangrove, including over 800 beneficial owners, the current stock price and public float, Mangrove does not reasonably believe nor does Mangrove have the purpose of having the Company’s common stock delisted from Nasdaq as a result of the Offer.  In fact, Mangrove’s desire is that the common stock remains listed on Nasdaq as it believes a listing on a national stock exchange will help maintain/increase the Company’s stock price.

Given the fact that the Company’s common stock is already able to be deregistered and that the Offer it is not reasonably likely or has the purpose of causing the delisting of the Company’s common stock, the Offer is not a “Rule 13e-3 Transaction.”

3.	See our last comment above. Your analysis should address whether this is the first step in a series of transactions that may result in a going private effect under Rule 13e-3.

Mangrove acknowledges the Staff’s comment and as stated below in Question 5, Mangrove does not have any current plans, proposals or negotiations related to the kinds of transactions listed in Item 1006(c)(1)-(7) of Regulation M-A, including any additional transactions that may result in a going private effect under Rule 13e-3.  Mangrove has no intention to purchase additional shares other than those contemplated by the Offer.

Information about MPF InvestCo 4, page 14

4.	Please provide the disclosure about control persons of the bidders required by General Instruction C to Schedule TO.

Mangrove acknowledges the Staff’s comment and will revise the Offer to Purchase to include disclosure about control persons of Mangrove as required by General Instruction C to Schedule TO.

Purpose of Offer, page 14

5.	Refer to Item 6 of Schedule TO. State your current intentions with respect to any plans, proposals or negotiations related to the kinds of transactions listed in Item 1006(c)(1)-(7) of Regulation M-A.

Mangrove acknowledges the Staff’s comment and states that it does not have any current plans, proposals or negotiations related to the kinds of transactions listed in Item 1006(c)(1)-(7) of Regulation M-A. Mangrove will revise the Offer to Purchase to state as such as well.

Past Contacts with Asta Funding, page 14

6.
We note that bidders filed an initial Schedule 13D on March 2, 2016. That filing did not disclose a specific intent to engage in any extraordinary transaction, including this tender offer. Generic Item 4 disclosure in the Schedule 13D stated that the filers might increase or decrease their share ownership in Asta Funding. The Schedule 13D was not amended until March 17, 2016, two days after this Offer was announced. Detail the steps bidders took in anticipation of announcing this Offer on March 15, 2016, with appropriate dates. We may have further comments.

Mangrove acknowledges the Staff’s comment and notes that when it and its affiliates filed its initial Schedule 13D on March 2, 2016 converting its 13G passive ownership to a more active position, it stated the following in Item 4:

“In anticipation of the Issuer’s 2016 annual meeting of stockholders scheduled to be held on March 9, 2016 (the “Annual Meeting”), representatives of Mangrove Partners requested the Issuer to allow them to speak with the independent directors of the Issuer in order to, among other things, allow Mangrove Partners to evaluate the independent directors and come to a determination as to how to vote at the Annual Meeting.  The Issuer refused to allow Mangrove Partners representatives to speak with the independent directors.  The Reporting Persons hope the Issuer will change its position.  The Reporting Persons have decided to convert their Schedule 13G to a Schedule 13D filing with respect to their beneficial ownership of securities of the Issuer in order to continue to communicate with the Issuer regarding the Shares being undervalued and the Issuer’s poor operating performance.”

Mangrove and its affiliates at that time hoped that the Company would begin a dialogue with them, however, the Company would not and did not have any such dialogue prior to the Company’s Annual Meeting on March 9, 2016.  Following the filing of the initial Schedule 13D on March 2, 2016, Mangrove and its affiliates spoke with a limited number of other investors who expressed significant dissatisfaction with the Company, its management and its stock price.

In addition, following the filing of the initial Schedule 13D on March 2, 2016, the Company’s stock price began to rapidly rise. Mangrove in its press release, which announced its intention to commence the Offer, stated the following: “The offer price represents a 6.13% premium over Asta’s closing stock price of $8.48 on March 14, 2016 and a 20.32% premium over Asta’s closing stock price on March 2, 2016, the day upon which Mangrove filed a Schedule 13D.”  The increased stock price put Mangrove in a difficult position; it would be unable to sell any of its position in the Company due to extremely thin volume and short-swing profits concerns, but the increasing stock price and lack of Company dialogue would expose Mangrove to the Company taking actions that would be damaging to shareholder value.  As a reaction to such concerns, Mangrove and its affiliates decided to launch the Offer to increase its shareholdings in the Company to better protect itself and its investors.

If it were not for the following intervening events subsequent to the filing of its initial Schedule 13D: (i) the lack of response by the Company to Mangrove and its affiliates prior to the Annual Meeting, (ii) the gathering of significant dissatisfaction with the Company, its Directors and its Management by a limited number of other shareholders, and (iii) the rapid increase of the Company’s stock price, Mangrove would not have launched the Offer.  Furthermore, Mangrove did not have any intention to launch such Offer when it filed its initial Schedule 13D on March 2, 2016.

Conditions of the Offer, page 15

7.
We note the disclosure in the last paragraph of this section that all of the listed Offer conditions are for your sole benefit and may be asserted by bidders regardless of the circumstances giving rise to such condition. Revise to avoid the implication that you may terminate the Offer based on actions or inactions completely within the control of bidders.

Mangrove acknowledges the Staff’s comment and will revise the Offer to Purchase to avoid the implication that Mangrove may terminate the Offer based on actions or inactions completely within the control of Mangrove.

8.
In the same paragraph, the disclosure in the next sentence indicates that failure to assert a condition shall not be deemed a waiver of such condition, which shall be deemed an ongoing right. Please be advised that if a condition is triggered while the Offer is pending, we believe you must promptly advise shareholders whether you will assert the condition and terminate the Offer, or waive it and proceed. Please revise the disclosure accordingly.

Mangrove acknowledges the Staff’s comment and will revise the Offer to Purchase to include disclosure that Mangrove will promptly advise shareholders following the trigger of a condition whether Mangrove will assert such condition and terminate the Offer, or waive it and proceed.

Attached as Exhibit A hereto is a letter from each of The Mangrove Partners Master Fund Ltd. And MPF InvestCo 4, LLC containing the acknowledgments requested at the conclusion of the Comment Letter

Sincerely,

/s/ Steve Wolosky
Steve Wolosky

Exhibit A

THE MANGROVE PARTNERS MASTER FUND LTD.
c/o Maples Corporate Services, Ltd.
PO Box 309, Ugland House, South Church Street
George Town, Grand Cayman, Cayman Islands KY1-1104

March 25, 2016

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Asta Funding, Inc.
Schedule TO-C filed March 15, 2016
Schedule TO-T filed on March 22, 2016
Filed by The Mangrove Partners Master Fund Ltd.
and MPF InvestCo 4, LLC File No. 5-44713

Dear Ms. Chalk:

We acknowledge receipt of the comment letter of the Securities and Exchange Commission (the “Commission”) dated March 22, 2016, with regard to the above-referenced filing.  Each of The Mangrove Partners Master Fund Ltd. and MPF InvestCo 4, LLC (collectively, “Mangrove”) acknowledge that:

•	Mangrove is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Mangrove may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

THE MANGROVE PARTNERS MASTER FUND, LTD.

By:	MANGROVE PARTNERS
as Investment Manager

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MPF INVESTCO 4, LLC

By:	THE MANGROVE PARTNERS MASTER FUND, LTD. as Sole Member

By:	MANGROVE PARTNERS as Investment Manager

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director